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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 13G/A

Under the Security Exchange Act of 1934
(Amendment No. 1)

Pharmanetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71713J107

(CUSIP Number)

June 30, 2003, September 30, 2003, December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71713J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Camden Partners Strategic II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,171,278

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,171,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 71713J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Camden Partners Strategic II-A, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,171,278

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,171,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 71713J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Camden Partners Strategic II-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,171,278

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,171,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 71713J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

David L. Warnock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,171,278

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,171,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 71713J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Donald W. Hughes

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,171,278

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,171,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 71713J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Richard M. Johnston

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,171,278

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,171,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions)

IN

CUSIP No. 71713J107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Richard M. Berkeley

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

	(b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 1,171,278

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 1,171,278

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171,278

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

13.	Percent of Class Represented by Amount in Row (11) 10.6%

14.	Type of Reporting Person (See Instructions)

IN

     This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) relating to Pharmanetics, Inc., a North Carolina corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the Commission on May 12, 2003 (the “Schedule 13G”). Capitalized terms used and not defined herein have the same meaning as in the Schedule 13G. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13G.

Item 4.

     The first paragraph of Item 4(a) is hereby deleted and replaced in its entirety by the following three paragraphs:

(a)  Amount Beneficially Owned: CPS Fund II-A is the direct beneficial owner of an aggregate of 1,105,687 shares of the Common Stock (consisting of 50,935.05 shares of the Preferred Stock currently convertible into 848,919 shares of the Common Stock, and 256,768 shares of the Common Stock issuable upon exercise of currently exercisable Warrants) (the “CPS II-A Shares”). CPS Fund II-B is the direct beneficial owner of an aggregate of 65,591 shares of the Common Stock (consisting of 3,021.57 shares of the Preferred Stock currently convertible into 50,359 shares of the Common Stock, and 15,232 shares of the Common Stock issuable upon exercise of currently exercisable Warrants) (the “CPS II-B Shares” and together with the CPS II-A Shares, the “Shares”).

     Pursuant to the terms of the Preferred Stock , CPS II-A and CPS II-B are entitled to receive share dividends payable quarterly.

     Share dividends with respect to the Preferred Stock were paid on June 30, 2003, September 30, 2003, and December 31, 2003. In the aggregate for those three quarters, CPS II-A and CPS II-B received 2,791.05 and 165.57 additional shares, respectively, of the Preferred Stock.

     Item 4(b) and (c) are hereby deleted and replaced in their entirety by the following:

(b)  Percent of Class: CPS Fund II-A is the direct beneficial owner of the CPS II-A Shares which represent approximately 10.1% of the outstanding shares of the Common Stock and CPS Fund II-B is the direct beneficial owner of the CPS II-B Shares which represent approximately 0.7% of the outstanding shares of the Common Stock. The percentages of direct beneficial ownership are based on an aggregate of 9,855,657 shares of the Common Stock outstanding as of November 6, 2003 as reported in the Company’s most recent 10-Q.

(c)  Number of shares as to which such Reporting Person has:

     (i) sole power to vote or to direct the vote: 0 shares for each Reporting Person

     (ii) shared power to vote or to direct the vote: 1,171,278 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes: (i) 848,919 shares of the Common Stock issuable upon conversion of 50,935.05 shares of the Preferred Stock owned by CPS Fund II-A, (ii) 256,768 shares of the Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-A, (iii) 50,359 shares of the Common Stock issuable upon conversion of 3021.57 shares of the Preferred Stock owned by CPS Fund II-B; (iv) 15,232 shares of the Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-B). The foregoing share calculation of shared voting power does not include any shares held by parties to the Shareholders’ Agreement other than the Reporting Persons as explained in the fifth paragraph of Item 4(a). As described in the fourth paragraph of Item 4(a), each of the Managing Members disclaims the power to vote or direct the vote of the Shares owned by CPS Fund II-A and CPS Fund II-B.

     (iii) sole power to dispose or to direct the disposition: 0 shares for each Reporting Person

     (iv) shared power to dispose or to direct the disposition: 1,171,278 shares for CPS II, CPS Fund II-A, and CPS Fund II-B (includes: (i) 848,919 shares of the Common Stock issuable upon conversion of 50,935.05 shares of the Preferred Stock owned by CPS Fund II-A, (ii) 256,768 shares of the Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-A, (iii) 50,359 shares of the Common Stock issuable upon conversion of 3021.57 shares of the Preferred Stock owned by CPS Fund II-B; (iv) 15,232 shares of the Common Stock issuable upon exercise of currently exercisable Warrants owned by CPS Fund II-B). As described in the fourth paragraph of Item 4(a), each of the Managing Members disclaims the power to dispose or direct the disposition of the Shares owned by CPS Fund II-A and CPS Fund II-B.

Exhibits

     Exhibit 1 — Agreement regarding filing of joint Schedule 13G/A (attached).

     Exhibit 2 — Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13D/A filed by the Reporting Persons with respect to Concorde Career Colleges, Inc. on February 25, 2003, incorporated herein by reference)

     Exhibit 3 — Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

     Exhibit 4 — Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed by the Reporting Persons with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2004

CAMDEN PARTNERS STRATEGIC FUND II-A, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes Title: Managing Member

CAMDEN PARTNERS STRATEGIC FUND II-B, L.P.

By: Camden Partners Strategic II, LLC, its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes Title: Managing Member

CAMDEN PARTNERS STRATEGIC II, LLC

/s/ Donald W. Hughes

Name: Donald W. Hughes Title: Managing Member

DAVID L. WARNOCK

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: David L. Warnock

DONALD W. HUGHES

/s/ Donald W. Hughes

Name: Donald W. Hughes

RICHARD M. JOHNSTON

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Johnston

RICHARD M. BERKELEY

/s/ Donald W. Hughes, as Attorney-in-Fact

Name: Richard M. Berkeley